UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2011

Commission File Number: 000-53617

Coastal Pacific Mining Corp.
(Translation of registrant’s name into English)

927 Drury Avenue NE, Calgary, Alberta, T2E 0M3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934. Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Appointments

Mr. Rick Walker, B.Sc, M.Sc., P.Geo, was appointed to the position of Chief Geologist, and as a Director of the Company, on January 20, 2011.  Further details are available in the press release attached hereto as Exhibit 99.3.

Press Releases

Attached are press releases disseminated by the Company on the December 16th, 2010, January 13th, 2011, February 2nd, 2011 and February 4th, 2011.

Exhibits	Description
99.1	News Release dated December 16, 2010.	Filed herewith.
99.2	News Release dated January 13, 2011.	Filed herewith.
99.3	News Release dated February 2, 2011.	Filed herewith.
99.4	News Release dated February 4, 2011.	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COASTAL PACIFIC MINING CORP.

Date: February 4, 2011	By:	/s/ Joseph Bucci
	Name:	Joseph Bucci
	Title:	President and Chief Executive Officer